

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2024

Jeff Ransdell
Chief Executive Officer
Maquia Capital Acquisition Corp
50 Biscayne Boulevard, Suite 2406
Miami, Florida

>   **Re: Maquia Capital Acquisition Corp**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 19, 2024**
>   **File No. 001-40380**

Dear Jeff Ransdell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gregory Trask